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         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One)
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [X] Form N-SAR

For Period Ended:  September 30, 1998

SEC FILE NUMBER: 0-22497

CUSIP NUMBER:  915 383 202

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Upland Energy Corporation

Address of Principal Executive Offices:
  175 South Main Street, Suite 1423, Salt Lake City, Utah  84111

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

PART III - NARRATIVE

State below unreasonable detail the reasons why the Form 10-K, 11-K, 10-Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  Certain aspects of the registrant's review process have not been completed prior to the filing date including a review of the registrant's reserve report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Lee Jackson  (801) 537-5010

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to filed such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

FORM 10-KSB for fiscal year ended December 31, 1997
FORM 10-QSB for quarter ended March 31, 1998
FORM 10-QSB for quarter ended June 30, 1998


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(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No


If so, attach an explanation of the anticipated significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                    UPLAND ENERGY CORPORATION
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date:  November 16, 1998

By:  /S/ Lee Jackson, President